Attic Brewing Company, LLC
Income Statement
For the years ended 12/31/2018

Cash Flows from Operating Activities

Net Income (loss) for the Period		$	(44,733)
	Net Cash Flows from Operating Activities	$	(44,733)

Cash Flows from Investing Activities

Change in Fixed Assets		$	-
	Net Cash Flows from Investing Activities	$	-

Cash Flows from Financing Activities

Change in Contributed Capital		$	18,443
Wefunder		$	184,393
	Net Cash Flows from Financing Activities	$	202,836

Cash at the beginning of Period	$	17,460
Net Increase (Decrease) in Cash	$	158,103
Cash at End of Period	$	175,563